Exhibit 99.1


19 February 2004

             Telewest Communications plc Board and Management Change


Telewest Communications plc (`the company' or `Telewest') announces today that Charles Burdick has resigned as group managing director of Telewest and as a director of the company and that Barry R. Elson is appointed acting chief executive officer. These changes take immediate effect and Charles Burdick will be available as a consultant to the company until the end of the financial restructuring.

Barry Elson has also been appointed as acting chief executive officer and a member of the board of directors of Telewest Global, Inc, which will become the new holding company for the businesses that currently constitute Telewest Communications following the company's planned financial restructuring. Cob Stenham, chairman of Telewest Communications, will be appointed chairman of the board of directors of Telewest Global.

Cob Stenham, chairman of Telewest, said:

"On behalf of all of the board, we would like to thank Charles for his years of service and for leading the company to the threshold of the implementation of a financial restructuring. We are grateful for all he has done and wish him very well for the future."

Charles Burdick said:

"I want to thank everyone, especially the Telewest management team, for helping me lead the company through this difficult period of financial and operational restructuring. I have enjoyed my time at the company; but it is a time of change, and I am leaving to pursue other opportunities. I have no doubt that Barry will do a great job."

Barry Elson commented:

"Charles has created a strong platform to build on and I look forward to working with the board of directors of Telewest Communications and then of Telewest Global, with the benefit of Cob as chairman, together with the management team to build on this and realise the potential of Telewest with the advantage of a transformed capital structure."

ENQUIRIES:

Telewest

Jane Hardman, director of corporate communications 020 7299 5888

Citigate Dewe Rogerson 020 7638 9571

Anthony Carlisle 07973 611888

Notes to Editors
Barry R. Elson
Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications, one of the leading U.S. broadband and cable companies, where he rose through a series of senior line operating positions to become Executive Vice President of Operations with a nationwide P&L responsibility. From 1997-2000, he was also President of Conectiv Enterprises and Corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the Middle Atlantic States. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley, venture capital backed building centric CLEC start up with nationwide operations, and President of Pilot Associates, a management consulting firm specializing in the broadband-telephony-video industry for Wall Street clients. Mr. Elson has been Chairman of CTAM, the U.S. cable industry's marketing association, and on the board of CSPAN, the industry's political affairs channel.


















                                       2